UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE AS OF 1934

For the month of December 2011
Commission file number: 000-27648

MAGICJACK VOCALTEC LTD.
(Translation of registrant’s name into English)

12 BENNY GAON STREET, BUILDING 2B
POLEG INDUSTRIAL AREA, NETANYA, ISRAEL 42504
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Attached hereto and incorporated by reference herein are the press release dated December 9, 2011, titled "magicJack VocalTec Announces Proposed Offering of 1,500,000 Ordinary Shares.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGICJACK VOCALTEC LTD. (Registrant)

By:	/s/ Daniel Borislow
Name: Daniel Borislow
Title: President and Chief Executive Officer

Date: December 9, 2011

magicJack VocalTec Announces Proposed Offering of 1,500,000 Ordinary Shares

West Palm Beach, FL, and Netanya, Israel – December 9, 2011 - magicJack VocalTec, Ltd. (Nasdaq: CALL), the Voice Experts that invented voice over IP (VoIP) and sold over eight million magicJacks®, announced today that it intends to offer 1,200,000 of its ordinary shares and certain shareholders of the Company intend to offer 300,000 ordinary shares in an underwritten public offering. Oppenheimer & Co. Inc. is acting as sole bookrunning manager for the offering. Canaccord Genuity is a lead manager and Northland Capital Markets and E*Trade are acting as co-managers for the offering.

On December 1, 2011, the Company’s Board of Directors approved a two-for-one stock split to be paid in the form of a 100 percent stock dividend to stockholders of record as of December 12, 2011 (the “Record Date”). The payment date for the stock dividend will be on or about December 16, 2011. Shares offered and sold in this offering after the Record Date will take into account the 100 percent stock dividend.

The Company expects to grant the underwriters an option to purchase up to an additional 15 percent of the total ordinary shares offered to cover overallotments of shares, if any. The offering is subject to market conditions and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

The Company intends to use the net proceeds of the offering to support additional advertising expenditures and for general corporate purposes. The Company will not receive any proceeds from the sale of ordinary shares by the selling shareholders.

The securities described above are being offered by the Company pursuant to a shelf registration statement previously filed with and declared effective by the U.S. Securities and Exchange Commission (“SEC”). A preliminary prospectus supplement relating to the offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. Copies of the preliminary prospectus supplement and the accompanying prospectus relating to this offering may be obtained from the Oppenheimer, Attention: Syndicate Prospectus Department, Oppenheimer & Co. Inc., 300 Madison Avenue, 4th Floor, New York, NY, 10017, via telephone at (212) 667-8563, or by e-mail at equityprospectus@opco.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

This press release contains certain forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995, including those relating to the proposed offering of ordinary shares described herein.  You can identify these statements by the use of the words “may,” “will,” “should,” “plans,” “expects,” “anticipates,” “continue,” “estimate,” “project,” “intend,” “likely,” “probable,” and similar expressions. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but are not limited to, changes in the equity capital markets, general economic and business conditions, including unforeseen weakness in the Company’s markets, effects of continued geopolitical unrest and regional conflicts, competition, changes in technology and methods of marketing, changes to the Company’s business resulting from increased competition; the Company’s ability to develop, introduce and market innovative products, services and applications; the Company’s customer turnover rate and the Company’s customer acceptance rate; changes in regulatory conditions; availability and costs associated with operating the Company’s network; potential liability resulting from pending or future litigation, or from changes in the laws, regulations or policies; the degree of legal protection afforded to the Company’s products; changes in the composition or restructuring of the Company or its subsidiaries and the successful completion of acquisitions, divestitures and joint venture activities; and the various other factors discussed in the “Risk Factors” section of the Forms 6-K and 20-F filed by the with the SEC. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

About magicJack VocalTec Ltd.

magicJack VocalTec Ltd., the inventor of VoIP including the softphone and magicJack, has the goal of becoming the leading international provider of global voice over many platforms and to conveniently offer other valuable services and products to its end users. The company has achieved sales of over eight million of the easy-to-use, award-winning magicJack since the device's launch in 2008, and has the use of over 30 patents, some dating to when the company invented VoIP. The company believes it is the largest reaching CLEC (Competitive Local Exchange Carrier) in the United States in terms of area codes available and certification in number of states, and the network has had little or no down time.

Contact:
Michael Tribolet
Investor Relations
201.301.5604
mt@magicjack.com